ADDENDUM TO INVESTMENT ADVISORY AGREEMENT
FISCAL YEAR-END 12/31/2014

CALVERT MANAGEMENT SERIES

Calvert Investment Management, Inc. (“Calvert” or the “Advisor”) is the investment advisor to the above-referenced registered investment company (Fund). Calvert has agreed with the Fund to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Fund through January 31, 2016, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figures are expressed as a percentage of average net assets.

	Single Class	Class A	Class B	Class C	Class I	Class Y
Calvert Management Series
Calvert Tax-Free Bond Fund	--	--	--	--	--	--
Calvert Unconstrained Bond Fund	--	1.10%	--	1.85%	0.65%	0.85%

For Funds: ____________________________     For Calvert: _____________________________
William M. Tartikoff                Robert J. Enderson
Vice President and                Vice President, Acting Chief Financial
Secretary                 Officer

Date: ________________________        Date: ________________________

Effective Date: September 30, 2014